SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase Introduces MovieMaker H.264 PCI Express Encoder

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: September 1, 2009

Media Contacts:
Talia Rimon, Director of Marketing Communications, Optibase
+972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

Optibase Introduces MovieMaker H.264 PCI Express Encoder

Real-Time H.264 PCIe Encoder Adds Advanced Compression Capabilities to Optibase’s
Line of Top Quality Professional Hardware-Based PCI Boards

Herzliya, Israel, September 1, 2009 – Optibase (NASDAQ:OBAS), a leading provider of advanced video solutions, today announced the release of MovieMaker H.264, a high-performance H.264 PCIe encoder.

MovieMaker H.264 offers a video encoding, streaming and archiving solution with excellent video quality in a range of bit rates, resolutions and frame rates, for corporate communications, real-time event streaming, and high quality video surveillance.

MovieMaker H.264 receives inputs from live feeds and can save both high and low resolution versions while streaming. MovieMaker H.264 offers secondary stream capabilities for encoding two channels from a single source simultaneously. With multi-board support, it provides up to 8 streams from a single PC. MovieMaker H.264 also offers a comprehensive encoding application and full-feature SDK.

“The new MovieMaker H.264 leverages Optibase’s line of top quality PCI boards to provide outstanding encoding and streaming capabilities on a highly compact board,” said Nir Shalev, VP Marketing at Optibase. “We are pleased to offer our customers a cutting edge solution for concurrently streaming and recording events for real-time and on-demand viewing at high video quality.”

Meet Optibase at IBC 2009, Hall 12, IPTV Zone, Booth IP551.

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world’s leading broadcast service providers. With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.